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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 1)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
             SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        Suburban Ostomy Supply Co., Inc.
                        --------------------------------
                            (NAME OF SUBJECT COMPANY)

                             Inva Acquisition Corp.
                              Invacare Corporation
                              --------------------
                                    (BIDDERS)

                           Common Stock, No Par Value
                           --------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   864471 10 7
                                   -----------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             Thomas R. Miklich, Esq.
                    Chief Financial Officer, General Counsel,
                        Treasurer and Corporate Secretary
                              Invacare Corporation
                                One Invacare Way
                               Elyria, Ohio 44036
                                 (440) 329-6000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                              Dale C. LaPorte, Esq.
                          Calfee, Halter & Griswold LLP
                         1400 McDonald Investment Center
                               800 Superior Avenue
                              Cleveland, Ohio 44114
                                 (216) 622-8200



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         This Amendment No.1 amends the combined Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D initially filed on December 22, 1997 (the "Statement") by Invacare Corporation, an Ohio corporation (the "Parent"), and its wholly owned subsidiary Inva Acquisition Corp., a Massachusetts corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, no par value, of Suburban Ostomy Supply Co., Inc., a Massachusetts corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Statement.

Item 4.     SOURCE AND AMOUNT OF FUNDS

         The information set forth in Section 10-- "Source and Amount of Funds" of the Offer to Purchase is hereby amended to add as follows:

         Subsequent to the filing of the Statement, the Parent and lenders finalized an increase in the maximum borrowing availability under the Loan Agreement from $360 million to $425 million. At January 5, 1998, Parent had approximately $150.1 million outstanding and $274.9 million available for borrowing under the Loan Agreement.

Item 10.   ADDITIONAL INFORMATION

         The information set forth in Section 15-- "Certain Legal Matters" of the Offer to Purchase is hereby amended to add as follows:

         Antitrust.

         On January 2, 1998, Parent, the Purchaser and the Company were notified that they had been granted early termination of the waiting period under the HSR Act applicable to the Offer with respect to the Company's
and Parent's  Notification and Report Forms.   A copy of the press release
issued by Parent and the Company announcing early termination of the waiting period is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.


Item 11.   MATERIAL TO BE FILED AS EXHIBITS

         (a)(9) Text of Press Release dated January 7, 1998, issued by the Parent and the Company.

         (b)(2) Letter Agreement, dated December 23, 1997, among the Parent and NBD Bank and Key Bank National Association.

         (b)(3) Assumption Agreement dated December 23, 1997, among the Parent and NBD Bank and Bank of Montreal.

         (b)(4) Assumption Agreement dated December 23, 1997, among the Parent and NBD Bank and Michigan National Bank.

         In addition, exhibits (c)2 and (c)3, which were previously filed on December 22, 1997, are hereby amended for the sole purpose of including the conformed signatures of all relevant parties.


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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 1998

                             INVA ACQUISITION CORP.

                             By:      /s/ Thomas R. Miklich

                             ----------------------------------------------
                             Name:  Thomas R. Miklich
                             Title:  Treasurer

                             INVACARE CORPORATION

                             By:      /s/ Thomas R. Miklich

                             ----------------------------------------------
                             Name:  Thomas R. Miklich
                             Title:  Chief Financial Officer, General Counsel,
                                      Treasurer and Corporate Secretary



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                                  EXHIBIT INDEX
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Exhibit No        Exhibit Name                                                                                Page Number
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
(a)(9)            Text of Press Release dated January 7, 1998, issued by the Parent and the Company.
(b)(2)            Letter Agreement, dated December 23, 1997, among the Parent and NBD Bank and Key Bank
                  National Association.
(b)(3)            Assumption Agreement dated December 23, 1997 among the Parent and NBD Bank and Bank of
                  Montreal.
(b)(4)            Assumption Agreement dated December 23, 1997 among the Parent and NBD Bank and
                  Michigan National Bank.
(c)(2)            Confidentiality Agreement dated September 5, 1997, among the Parent and
                  Bear, Stearns & Co. Inc. on behalf of the Company.
(c)(3)            Stockholders Agreement dated December 17, 1997, among Purchaser, Parent and
                  Herbert Gray, Donald Benovitz, Summit Ventures III, L.P., Summit Investors II, L.P., and
                  Summit Subordinated Debt Fund, L.P.
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